July 25, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:    Lyn Shenk
Sonia Bednarowski
Lauren Nguyen
Jeffrey Sears
Doug Jones

Re:       Netflix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 000-49802

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 27, 2012, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 10, 2012 (the “Filing”).

In this letter, we have recited the Staff's comments in bold italic type and have followed each comment with Netflix's response.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors: Our reputation and relationships with subscribers would be harmed, page 13

1.
We note that you derive a significant percentage of revenues from online subscriptions and rely on third-party encryption authentication technology to secure billing data, such as credit card numbers. We also note that you disclose that your services and those of third-parties that you use in your operations are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions which could lead to theft of data. Although you disclose that your website periodically experiences directed attacks intended to cause a disruption in service, you do not provide disclosure about whether you experience the other types of cyber threats that you describe in this filing. Please tell us whether you have experienced attempts to disrupt your internal systems, including unauthorized access to data or theft of data in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

We respectfully advise the Staff that the risk factor describing “directed attacks intended to cause disruption of service” encompasses interruptions and delays in our service as well as loss, misuse or theft of data. To date these directed attacks have not been of a significant nature. In our 10-K filing for the year ended December 31, 2012, the Company will augment the risk factor by revising as follows:

“Our servers and those of third parties we use in our operations (i) are vulnerable to computer viruses, physical or electronic break ins and similar disruptions and (ii) periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Any attempt by hackers to disrupt our service or otherwise access our systems, if successful, could harm our business, be expensive to remedy and damage our reputation. The Company has implemented certain systems and processes to thwart hackers and to date hackers have not had a material impact on our service or systems however, this is no assurance that hackers may not be successful in the future. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of subscribers and adversely affect our business and results of operation.”

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

2.	Please tell us and disclose what differentiates “paid unique subscribers” from “total unique subscribers,” and “paid subscriptions” from “total subscriptions.” Please be detailed in your response.

We respectfully advise the Staff that a subscription is defined as the right to receive either the Netflix streaming service or the Netflix DVDs-by-mail service for which a method of payment has been provided. In connection with our subscription services, we offer free-trial memberships to new and certain rejoining members. However, in order to be included in our subscription metrics, a method of payment is required to be provided even if the subscription qualifies for a free-trial period. The Company does not charge the method of payment until the free-trial period is complete.

The metric for Domestic and Consolidated unique subscribers is intended to consolidate those domestic subscribers who have both a streaming and DVDs-by-mail subscription. Total unique subscribers and total subscriptions include those subscribers or subscriptions, respectively, which are currently on a free-trial. Paid unique subscribers and paid subscriptions exclude free trial memberships.

In future filings, the Company will include the following footnotes to its tabular disclosure regarding subscriptions by segment:

(1)
A subscription is defined as the right to receive either the Netflix streaming service or Netflix DVD service. In connection with our subscription services, we offer free-trial memberships to new and certain rejoining members. A method of payment is required to be provided even during the free-trial for the membership to be defined as a subscription and included in the above metrics. Total unique subscribers and total subscriptions include those subscribers who are on a free-trial. Paid unique subscribers and paid subscriptions exclude free trial memberships. A subscription would cease to be reflected in the above metrics as of the effective cancellation date. Voluntary cancellations become effective at the end of the monthly subscription period, while involuntary cancellation of the service, as a result of a failed method of payment, becomes effective immediately.

(2)	For purposes of determining the number of unique subscribers, domestic subscribers who have elected both a DVD and a streaming subscription plan are considered a single unique subscriber.

3.
We note that beginning in the first quarter of 2012, domestic members who are on payment holds will no longer be counted as unique subscribers nor will they be included in your subscription metrics. Please describe for us and disclose the nature of a “payment hold.” Additionally, for each segment presented, tell us the number of subscribers that were on “payment holds” in each of the last three fiscal years and in each interim period of the current fiscal year. If you do not plan on separately disclosing the number for this subset of subscribers, please explain to us why this is not considered useful information for investors.

We respectfully advise the Staff that historically, when a subscriber's payment method failed, the account would be placed on “payment hold” during subsequent attempts to obtain payment method authorization and the subscription(s) would be included in our metrics while such attempts are made. As a result of the evolution of our business from DVD to streaming, we made certain operational changes in the first quarter of 2012 to renewals and payment holds in the United States and Canada to align with practices already in place in our other International streaming markets. Beginning in the first quarter of 2012, upon a failure of payment method in the United States or Canada, the associated subscriptions are canceled immediately and accordingly are no longer included in our subscription metrics.

The number of members on payment hold was less than 3% of domestic unique or international subscribers, as applicable, in each of the last three fiscal years and exclusion of these members from prior periods would not have changed any trends in our subscription metrics. Additionally, there is no impact to revenue as we do not start recognizing revenue until the payment method has been properly authorized. The Company therefore respectfully advises the Staff that we do not believe that the number of members on a payment hold is material to any given period. Furthermore, the exclusion of members on a payment hold in our subscriber definition beginning in 2012 is consistent with the operational change to cancel the subscriptions immediately. Accordingly, we do not plan to disclose the number of payment holds for any prior or future period.

4.	Please clarify for us and disclose whether or not trial memberships are reflected in your subscriber metrics and, if so, how.

We respectively refer the Staff to our response to comment #2 above for a discussion of total unique subscribers versus unique paid subscribers.

5.
Please clarify for us and disclose the circumstances in which a subscriber is no longer considered to be a subscriber and no longer reflected in subscriber metrics. In connection with this, tell us whether any subscriber metrics include inactive accounts or other accounts for which a monthly fee has not been received and, if so, the basis for their inclusion.

We respectfully advise the Staff that a subscriber and the related subscriptions would cease to be reflected in our metrics as of the effective cancellation date. Voluntary cancellations become effective at the end of the monthly subscription period, while involuntary cancellations of the service, as a result of a failed method of payment, become effective immediately. In future filings, we will disclose this as presented in our response to comment #2 above.

6.
In the first paragraph under the footnotes to the first table on page 24, you disclose that members who cancel mid-period will continue to receive service until the end of the period and, accordingly, will be counted as subscribers and in your subscription metrics until the end of the period. Please clarify for us and in your disclosure the period(s) referred to, as your subscription period appears to be monthly but subscriber metrics represent quarterly and annual periods.

We respectfully advise the Staff that pursuant to the changes implemented in the first quarter of 2012, members who cancel voluntarily part way through a monthly subscription period will continue to receive service until the end of the subscription period. The monthly subscription period (which isn't necessarily tied to a calendar month) may cross over the Company's quarterly or annual period end for which subscription metrics are provided. For example if a subscription is started on June 15th and subsequently canceled on June 29th, service will continue to be provided until July 14th, the date through which payment has been received. Accordingly, this subscription would be included in the reported total and paid subscriptions at end of June.

The number of members who had canceled voluntarily prior to the end of their monthly subscription period where that subscription period would have crossed over a fiscal quarter end was less than 3% of domestic unique or international subscribers, as applicable, in each of the last three fiscal years. The impact of the change was therefore not material to our unique subscriber metrics and accordingly will not be included in future filings.

Results of Operations, page 26

7.
Please explain to us and disclose why segment contribution profit, measured as a percent of each respective segment's sales revenue, varies materially between the domestic streaming and domestic DVD segments. Please also discuss, at an appropriate level of detail, the reason for the contribution profit/(loss) recognized by the international segment for each period reported, as this amount is material to the consolidated contribution profit reported. In so doing, provide emphasis on the nature of both the costs of revenues and marketing expenses incurred by the international segment, so that investors may better understand the drivers of this segment's results. Please provide us with a copy of your intended revised disclosure.

We respectfully advise the Staff that the differences in the contribution margins for our Domestic streaming and Domestic DVD segments reflect management's decision to shift spending away from the DVD segment towards our streaming segments. Management's core strategy is to grow a streaming subscription business domestically and globally. The investments have been in fixed cost streaming content licenses and marketing of the streaming service. Additionally, in the third quarter of 2011, we made a series of announcements regarding our business that adversely impacted our brand and resulted in higher than expected customer cancellations. These factors have contributed to lower contribution margins for our Domestic streaming segment given the largely fixed nature of the streaming costs. Our International streaming segment does not benefit from the established subscriber base that exists for Domestic streaming and as a result, investments in streaming content and marketing for our International segment are a higher percentage of revenues, in particular as new territories are launched.

In future filings, we will expand our MD&A as follows to include the factors driving the profitability of each of our segments:

Segment Overview
The following tables set forth, for the periods presented, financial information for each of our reportable segments including revenues from subscriptions and contribution profit (loss) which is the measure of profitability used by our chief operating decision maker. The information contained in the tables below should be read in conjunction with the consolidated financial statements, notes to the consolidated financial statements and the entirety of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Three Months ended June 30, 2012
	Domestic Streaming		International Streaming		Domestic DVD		Consolidated
	(in thousands)
Revenues	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx
Cost of revenues and marketing expense		xxx,xxx		xxx,xxx		xxx,xxx		xxx,xxx
Contribution profit (loss)	$	xxx,xxx	$	(xxx,xxx)	$	xxx,xxx	$	xxx,xxx

	Three Months ended March 31, 2012
	Domestic Streaming		International Streaming		Domestic DVD		Consolidated
	(in thousands)
Revenues		$506,665		$43,425		$319,701		$869,791
Cost of revenues and marketing expense		440,157		146,108		173,568		759,833
Contribution profit (loss)		$66,508		$(102,683)		$146,133		$109,958

Our core strategy is to grow a streaming subscription business domestically and globally. As we grow our streaming subscription segments, we have shifted spending away from the DVD segment to invest more in streaming content and marketing. Content acquisition and licensing expenses are higher as a percentage of revenues for the Domestic and International streaming segments as compared to the DVD segment. Content delivery expenses and fulfillment expenses tend to be lower for the streaming business. Marketing costs for the streaming business are higher as a percentage of revenues given our focus on building consumer awareness of the streaming offerings. Marketing costs are immaterial for the Domestic DVD segment. As a result of our focus on growing the streaming segments, contribution margins for the Domestic and International streaming segments are lower than for our Domestic DVD segment. Also impacting the domestic streaming segment was the loss of subscribers resulting from the consumer reaction to the pricing and plan changes made in the third quarter of 2011. The Company expects that the investments in content and marketing associated with the streaming service segments, will slow relative to revenue to allow for margin expansion over time. Streaming content rights are generally specific to a geographic region and accordingly our international expansion will require us to obtain additional streaming content licenses to support new global markets.
The Domestic streaming segment had a contribution margin of xx% for the second quarter of 2012, up from 13% in the first quarter of 2012. We expect further contribution margin expansion as investments in domestic content and marketing grow slower than domestic streaming revenue. Domestic streaming subscriptions increased xx% from March 31, 2012 to June 30, 2012, driving a xx% increase in Domestic streaming revenues. Net subscription additions were seasonally low in the second quarter of 2012, and are expected to increase in the third quarter and the fourth quarter. Content acquisition and licensing expense for our domestic streaming segment represent the vast majority of expenses for this segment and increased in line with revenues at xx% quarter over quarter. Marketing decreased by xx% due to reduced spending reflective of the seasonal low in subscriber net additions for the second quarter. There were no material variances in content delivery or fulfillment expenses over this period for the Domestic streaming segment.
Our International streaming segment does not benefit from the established subscriber base that exists for the Domestic streaming segment. As a result of having to build a member base from zero, investments in streaming content and marketing for our International segment are larger initially relative to revenues, in particular as new territories are launched. Marketing expenses incurred by our International streaming segment have been significant and will fluctuate dependent upon the number of International territories in which our streaming service is offered and the timing of the launch of new territories. Typically for a specific territory, marketing expenses represent a larger percentage of total expenses at launch. The contribution losses for our International segment have been significant and we expect will continue to be significant as we expand globally. Our International streaming segment had a contribution loss of $xx million for the second quarter of 2012 compared to a contribution loss of $xx million in the first quarter. International streaming subscriptions increased xx% from March 31, 2012 to June 30, 2012, contributing to the xx% increase in International streaming revenues in the second quarter as compared to prior quarter. International streaming subscriptions account for xx% of total streaming subscriptions at the end of the second quarter. The increase in revenues was coupled with a xx% decrease in marketing expenses which were higher in the first quarter to support the launch of our service in the UK and Ireland and was offset by increases in content acquisition and licensing expenses of xx%. Content acquisition and licensing expense for our International streaming segment represent the vast majority of costs of revenues. Content delivery and fulfillment expenses are not a material contributor to the contribution loss in our International segment.
The Domestic DVD segment had a contribution profit of xx% consistent with the first quarter of 2012. Given that our core strategy is to grow a streaming subscription business both domestically and internationally, we do not expect future investments in DVD content, technology or marketing to be material. Current and future expenses for the DVD segment are primarily variable in nature such as shipping and packaging associated with delivery of DVDs-by-mail. As a result, contribution margins for the DVD segment are expected to be relatively flat for the remainder of the year. DVD subscriptions decreased xx% from March 31, 2012 to June 30, 2012, due to cancellations during the quarter, resulting in a xx% decrease in Domestic DVD revenues. The decline in revenues was in line with the declines in DVD content acquisition expenses (xx%) and DVD delivery and fulfillment expenses (xx%).

8.
We note that as a result of the separation of your domestic DVD plans from your domestic streaming plans, as well as your expansion into international markets, your company is now comprised of three separate reportable segments. Please confirm that you intend to expand your MD&A disclosure to separately analyze and discuss the results of each segment (i.e., segment revenues, segment costs, and segment contribution profit/(loss)) on a comparative basis, as comparable financial information becomes available. In this regard, your disclosure should quantify and analyze, on a comparative basis, each significant component of cost of revenues and marketing expense that materially varies between comparable periods. In so doing, your disclosure should also include a detailed discussion of the nature and amounts of both the costs of revenues and marketing expense incurred by the international segment, as these costs are material to the corresponding consolidated costs. In connection with your expanded disclosure, a tabular presentation of (A) the material components that make up the cost of subscription revenues and fulfillment expenses within your cost of revenues and (B) the material components that make up marketing expenses may be most meaningful to investors. Please provide us with a copy of your intended revised disclosure.

As noted by the Staff, effective in the fourth quarter of 2011, the Company was comprised of three reporting operating segments. Prior to the fourth quarter of 2011, the Company reported two operating segments: Domestic and International. We have previously provided and will continue to provide disclosure in our MD&A with regard to the contribution profit (loss) of each reportable segment with a discussion of the drivers and expected trends. Additionally we have disclosed and will continue to disclose revenues for each reportable segment with corresponding prior period comparable information when available.

As comparable prior year information for our DVD segment and our International and Domestic streaming segments becomes available, beginning with the fourth quarter of 2012, we confirm that we will expand our MD&A disclosures as appropriate. We do not believe that a tabular presentation of the components that make up cost of revenues and marketing is required. However, we intend to include in tabular form our total revenues and contribution margin by reportable segment and expand our qualitative disclosures relating to the nature of expenses incurred by each segment as well as the analysis related to the contribution margin of each segment. We respectfully refer the Staff to our intended revised disclosure presented in comment #7 above.

9.
We note several instances in which two or more factors are cited as a cause of a variance, with references to offsetting items in some cases. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. Your quantification should also indicate the amount of cost recognized for each material component discussed, in order to provide investors with additional context regarding the component's contribution to your results. For example, on page 28 of your Form 10-K, you state that content acquisition and licensing expenses increased by $674.4 million, but do not disclose the total amount of content acquisition and licensing expense recognized during the current year or prior year. We believe that disclosure of the amounts recognized in the current year and/or prior year may be necessary to provide context to (A) the significance/magnitude of this cost component relative to total “cost of subscription” and (B) the increase in the amount recognized relative to historically recognized amounts. If quantification is not practicable, please state so and disclose the basis for the cited item. Your disclosure should also discuss, at an appropriate level of detail, the underlying reason for the impact of each factor identified. Please provide us with a copy of your intended revised disclosure.

We respectfully advise the Staff we believe that Item 303 (a) (3) requires us to describe the significant components of our expenses that are necessary to understand our results of operations and to describe any known trends or uncertainties that will impact these expenses. We believe that we have met these requirements as we have and will continue to disclose the nature of the significant components to cost of revenues as well as all significant factors that drive material variances in our consolidated cost of revenues and contribution margins. We respectfully refer the Staff to the expanded disclosures presented in comment #7 above in which we provide detailed qualitative information about the drivers of contribution profit in each of our reportable segments. Additionally, in future filings, we will provide quantification for each factor cited as a cause for material variance in our consolidated results of operations. Our intended revised disclosures related to cost of revenues is as follows:

Cost of Revenues

Cost of revenues consists of expenses related to the acquisition and licensing of content, content delivery expenses and fulfillment expenses. Costs related to free-trial periods are allocated to marketing expenses.

Content acquisition and licensing expenses consist primarily of amortization of streaming content licenses, which may or may not be recognized in the streaming content library, amortization of DVD content library and revenue sharing expenses. We obtain content through streaming content license agreements, DVD direct purchases and DVD revenue sharing agreements with studios, distributors and other suppliers. Content agreements are made in the ordinary course of business and our business is not substantially dependent on any particular agreement.
Content delivery expenses consist of the postage costs to mail DVDs to and from our paid subscribers, the packaging and label costs for the mailers and all costs associated with delivering streaming content over the Internet. We utilize both our own and third-party content delivery networks to help us efficiently stream content in high volume to our subscribers over the Internet.

Fulfillment expenses represent those expenses incurred in content processing including operating and staffing our shipping centers as well as receiving, encoding, inspecting and warehousing our content library. Fulfillment expenses also include operating and staffing our customer service centers and credit card fees.

Three months ended June 30, 2012 as compared to the three months ended March 31, 2012

	Three Months Ended		Change
	June 30, 2012	March 31, 2012	Q2'12 vs. Q1'12
	(in thousands, except percentages)
Total cost of revenues	$ xxx,xxx	$623,933	x%
As a percentage of revenues	xx%	72%

The $xxx million increase in cost of revenues was primarily due to the following factors:

•
Content acquisition and licensing expenses increased by $xx million. This increase was attributable to the xx% increase in the International segment and to the x% increase in the Domestic segment due to the continued investments in existing and new streaming content available for viewing to our subscribers. These increases were offset by a decrease in the Domestic DVD segment of xx%.

•
Content delivery expenses decreased $xx million primarily due to an xx% decrease in the number of DVDs mailed for paid subscriptions. The decrease in the number of DVDs mailed was driven by a x% decline in the number of average paid DVD subscriptions. Costs associated with our use of our own and third-party content delivery networks increased xx% but were not a significant contributor to the total variance in content delivery expense.

Marketing
Marketing expenses consist primarily of advertising expenses and also include payments made to our affiliates and consumer electronics partners and payroll related expenses. Advertising expenses include promotional activities such as television and online advertising as well as allocated costs of revenues relating to free trial periods. Payments to our affiliates and consumer electronics partners may be in the form of a fixed-fee or may be a revenue sharing payment.
Three months ended June 30, 2012 as compared to the three months ended March 31, 2012

	Three Months Ended		Change
	June 30, 2012	March 31, 2012	Q2'12 vs. Q1'12
	(in thousands, except percentages)
Marketing	$ xxx,xxx	$135,900	x %
As a percentage of revenues	xx%	16%

The $xx million decrease in marketing expenses was primarily due to a $xx million decrease in marketing program spending across all channels. Marketing expenses in our International streaming segment decreased by xxx% as expenses were higher in the first quarter of 2012 to support the launch of our service in the UK and Ireland. Marketing expenses for the Domestic streaming segment decreased by xxx % as a result of reduced spending due to the seasonally low subscriber acquisition in the second quarter.

Revenues, page 26

10.
We note that you disclose the “average number of unique paying subscribers” and the “average monthly revenue per unique paying subscriber” for your domestic operations. Please tell us whether you intend to provide similar supplemental information regarding your international operations and when. If you do not intend to disclose such information, please explain why the information is not meaningful information to investors. Please note that we acknowledge from the disclosure on page 26 of your filing that your International streaming segment derives revenues from streaming plans priced at approximately the equivalent of USD$7.99 per month. However, as revenues reported for your international operations, presumably, will be subject to fluctuation due to changes in foreign currency exchange/translation rates, we believe that it still may be meaningful to disclose “average monthly revenue per unique paying subscriber,” at the actual U.S. dollar equivalent rate. Please revise your disclosure in future filings, as appropriate.

Historically, revenues for Netflix were generated primarily by DVD subscriptions which are offered at various price points based on the number of DVDs that the subscribers may have at home at any given point in time. Total revenues, therefore, were a product of the number of paying subscribers and the average revenue per subscriber reflective of the DVD plan chosen. As a result of the changes in our pricing and plan structure and the evolution in our business towards a streaming subscription service offered at a single monthly price ($7.99 in the United States and the USD equivalent of approximately $7.99 in international markets), the average monthly revenue per unique subscriber (consolidated and domestic) as well as the average revenue per subscription for our Domestic streaming and International streaming segments has become flat period over period and no longer provides insight into the primary drivers of fluctuations in revenue.

We respectfully advise the Staff that as a result of these factors, we do not believe that the average revenue per subscriber provides meaningful insight into our business performance and effective with our Form 10-Q filed for the period ended March 31, 2012, we have discontinued separate disclosure of this metric. However, we continue to provide revenues by reportable segment as well as total and paid subscriptions by reportable segment at the end of each period presented.

Furthermore, relevant factors driving revenue within each segment will be identified. In this respect, if foreign currency fluctuations contribute to significant trends in revenues, such fluctuations would be discussed and analyzed as appropriate.

11.
To help investors better understand your results, please disclose the “average number of unique paying subscribers” and “average monthly revenue per unique paying subscriber” for each of the domestic streaming and domestic DVD segments (i.e., on a separate basis). In so doing, please present this information for each of the reporting periods presented in your annual and interim filings that reflects results subsequent to the separation of the domestic streaming and domestic DVD operations into individual reportable segments. In addition, please discuss any material variances in this data between comparable periods, if applicable.

We respectfully advise the Staff that, as detailed in our previous response, the Overview section of our MD&A, includes revenues as well as the number of paid and total subscriptions at the end of each period presented, from which the average number of paying domestic subscribers and average number of paid subscriptions by segment can be derived. Furthermore, the average monthly revenue per paying subscription for the domestic streaming segment has become flat period to period as a result of our single price point plan. Accordingly, with the decline in the total number of DVD subscriptions, and as noted in our response to comment #10 above, we do not believe that average monthly revenue per paid subscription and unique paying subscriber provides meaningful insight into our business performance and do not intend to separately disclose it in future filings.

Cost of Revenues, page 28

12.
We note that the increase in your content acquisition and licensing expenses contributed materially to the increase in “total cost of revenues” recognized for fiscal year 2011, as compared to fiscal year 2010. We also note that content acquisition and licensing expenses include the amortization of the streaming content licenses that are reported on your balance sheet as “streaming content library,” costs attributable to streaming content licenses that do not qualify for balance sheet recognition, the amortization of your DVD content library, and costs attributable to your DVD revenue sharing agreements. Furthermore, we note that (A) the significant changes that you have recently made with regard to your business model and operations (e.g., an increased focus on streaming content and streaming operations, as compared to DVD operations) could have a material and, possibly, different impact with regard to each of the aforementioned components of your content acquisition and licensing expenses and (B) certain of the aforementioned costs appear to be fixed or semi-fixed in nature (e.g., the amortization of capitalized streaming content licenses), as compared to certain other costs that appear to be variable in nature (e.g., DVD revenue sharing expense). Based upon the observations noted above, we believe that it may be appropriate for you to expand your disclosure to separately quantify and discuss the variances in each of the major components of content acquisition and licensing expense. In this regard, we note that it may also be meaningful for you to provide tabular disclosure that quantifies each major component of your content acquisition and licensing costs for each of the comparable reporting periods. Please expand your disclosure accordingly, or advise. Please provide your proposed expanded disclosure as part of your response.

As noted by the Staff, our content acquisition and licensing expense is comprised of the amortization of streaming and DVD content libraries, as well as DVD revenue sharing expense and costs associated with streaming content that does not meet the asset recognition criteria in Accounting Standards Codification (“ASC”) topic 920 Entertainment - Broadcasters. These various expenses, while different in form, are not viewed by management separately when assessing the consolidated financial performance of the Company. The vast majority of our content expenses incurred by our Domestic streaming and International streaming segments are related to streaming licenses which are fixed cost in nature and we do not view the expense associated with licenses that are recorded as assets differently than those that are not. The expenses incurred by our Domestic DVD segment related to DVD direct purchase or revenue share are more variable in nature but have declined as a percentage of the consolidated total cost of revenues and represents less than 10% of total cost of revenues in the first quarter of fiscal 2012 and is expected to continue to decline as a percentage of total cost of revenues.

We respectfully advise the Staff that as noted in our response to comments #7 and # 9 above, we have and will continue to disclose the nature of the significant components to cost of revenues as well as all factors that drive material variances in our consolidated cost of revenues and contribution margins.

13.
Per your disclosure, a 13.6% decrease in the number of DVDs mailed to paying subscribers was the primary contributor to the $39 million decrease in content delivery expenses incurred for fiscal year 2011, as compared to content delivery expenses incurred for fiscal year 2010. However, it is unclear why this decrease in content delivery expenses appears disproportional relative to the impact of the 9.7% increase in the number of DVDs mailed to paying subscribers in fiscal year 2010, which was disclosed as the primary contributor to the $78.7 million increase in content delivery expenses between fiscal year 2009 and fiscal year 2010. In this regard, please tell us whether all factors that contributed materially to the fiscal year 2011 and fiscal year 2010 variances in content delivery expenses were quantified in your disclosure. If not, revise your disclosure accordingly. Also, revise your disclosure to quantify the amount by which costs associated with the use of third-party delivery networks increased due to an increase in the total number of hours of streaming content viewed by your subscribers. Please provide your proposed expanded disclosure as part of your response.

Our content delivery expenses consist of both shipping and packaging costs associated with mailing our DVDs to paying DVD subscribers and costs associated with streaming content over the Internet. Each component materially impacts the total content delivery expense. Accordingly, our discussion of the factors contributing to the variances in content delivery expenses included both the changes related to DVD shipments and the increases related to streaming content delivery as a result of the increase in total hours viewed. We respectfully advise the Staff that there is not a high correlation between streaming content hours and total costs associated with streaming delivery given that our streaming delivery costs include tiered pricing and quality of stream components for bandwidth and other fixed costs such as data storage.

In future filings, we will include quantification for each factor cited as a cause for variance in our consolidated cost of revenues. We respectfully refer the Staff to our intended revised disclosure related to cost of revenues as presented under comment #9 above.

Liquidity and Capital Resources

Contractual Obligations, page 35

14.
We note that you present “streaming content obligations” in the contractual obligations table because they represent a purchase obligation as defined in Item 303(A)(5)(ii)(D) of Regulation S-K. However, footnote 3 to the table states that the “less than one year” column does not include $905.8 million of streaming content obligations because they are included in “content accounts payable” and reflected as current liabilities on the balance sheet. This exclusion from the table does not appear to be permitted by Item 303(A)(5) of Regulation S-K for the categories specified therein, since this portion of the content accounts payable balance appears to reflect obligations incurred pursuant to contracts (i.e., rather than a traditional invoiced payables). Please revise the table accordingly. In connection with your revised disclosure, tell us, as well as disclose on a separate basis, the respective on and off balance sheet amounts included in the streaming content obligations amount shown in the table.

We respectfully advise the Staff that we believe that our disclosure was appropriate under Item 303 (A) (5) of Regulation S-K. In addition to the amounts presented in the contractual obligations table, our disclosures stated that “Streaming content obligations include agreements… that represent long-term liabilities or that are not reflected on the Consolidated Balance Sheets."

However, in light of the Staff's comment, in future filings, the Company will include the amounts associated with current content liabilities in the contractual obligation table. Hence both current and non-current content liabilities stated on the face of the Consolidated Balance Sheets will be included in the table. Also we will provide the incremental clarifying disclosure in the footnotes to the table as follows:

(2)
Streaming content obligations are comprised of $xx million of "Current content liabilities" and $xx million of "Non-current content liabilities" on the Consolidated Balance Sheet as well as $xxx million of obligations that are not reflected on the Consolidated Balance Sheets as they do not yet meet the criteria for asset recognition.

15.
In connection with the preceding comment, it appears that you have also excluded the $905.8 million of streaming content obligations included in “content accounts payables” from the “less than one year” amount disclosed in the table on page 62 under “Streaming Content” (i.e., in Note 5 to the consolidated financial statements). Please explain to us why your presentation is appropriate and meaningful to investors.

In future filings, the Company will conform the presentation of this footnote to also include current content liabilities as per the revised disclosure presented in response to comment #14 above.

16.
Please refer to the “total” column of your contractual obligations table. It appears that the $302 million obligation, which has been disclosed for the 8.50% senior notes, includes both interest payments and the $200 million of principal outstanding for the notes. If this is true, please revise your disclosure to indicate this. If this is not true, explain to us and disclose what the total amount represents.

The total contractual obligation of $302 million related to our 8.50% senior notes includes both interest and principal payments payable. In future filings, the Company will include the following footnote to the “8.50% senior notes” line of the Contractual obligations table:

“Long-term debt obligations at June 30,2012 include our 8.50% senior notes consisting of principal and interest payments and the Convertible notes consisting solely of the principle amount. Please see Note 4 of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for further details.”

17.
We note that your contractual obligations table includes “other purchase obligations” of approximately $262 million, which are primarily due within the next three years. We believe that this disclosure would be more meaningful to readers if you provided a brief description of the nature of these additional purchase obligations in a footnote to your table. Please revise your disclosure accordingly.

In future filings, the Company will include the following footnote to the “Other purchase obligations” line of the Contractual obligations table:

“Other purchase obligations include all other non-cancelable contractual obligations. These contracts are primarily related to streaming content delivery, DVD content acquisition, and miscellaneous open purchase orders for which we have not received the related services or goods.”

18.
Please refer to footnote 2 to your contractual obligations table. You state that the amounts reflected in your contractual obligations table as “streaming content obligations” may not provide a reliable indicator of your expected future cash outflows for the following reasons:

•	You do not estimate the obligations attributable to streaming content agreements with variable terms beyond minimum quantities and/or pricing as of the reporting date; and

•
You have entered into certain streaming content license agreements that include an unspecified or a maximum number of titles that you may or may not receive in the future and/or include pricing contingent upon certain variables, such as theatrical exhibition receipts for the title.

You also state that the potential future cash payments, which have not been reflected in the contractual obligations table due to the aforementioned variable features or uncertain terms contained in the related contracts, are expected to be significant. To aid investors in understanding the potential magnitude of the amounts associated with these streaming content obligations, please consider disclosing here and/or under the “Streaming Content” section of the commitments and contingencies note to the financial statements (i.e., Note 5) the amounts incurred for these obligations for each statement of operations period presented.

We respectfully advise the Staff that obligations which are not disclosed for the reasons specified above are ultimately reported in the contractual obligations table included in MD&A and as streaming content commitments in the footnotes to the consolidated financial statements in the reporting period in which the uncertainties with respect to quantity or variable terms become known. Typically, the uncertainties become fixed obligations through written notification from our streaming content vendors. Therefore, since the obligation is generally reported in a fiscal period prior to the start of the amortization expense, disclosure of the streaming content expense incurred but not previously included in the contractual obligations disclosures would be limited to only those contractual obligations which both became known in the period and for which expense was recognized during the same period. These amounts are not material and represent less than 1% of the total streaming obligations disclosed. Therefore, we respectfully advise the

Staff that we do not intend to include such disclosure in future filings but will continue to monitor the completeness and appropriateness of our disclosures related to streaming content commitments not reflected in the contractual obligations table.

Critical Accounting Policies and Estimates

Content Accounting, page 37

19.
We note your disclosure that your streaming content library is reported at the lower of unamortized cost or estimated net realizable value. In this regard, please tell us and expand your disclosure to discuss the extent to which individual streaming contracts recorded within your streaming content library are aggregated for purposes of estimating net realizable value. For example, explain whether net realizable value is estimated (A) for individual contracts, (B) based upon the aggregation of contracts attributable to a particular segment, (C) based upon the aggregation of contracts that are expected to be streamed to a particular geographic region (i.e., as your operations expand internationally), (D) based upon the aggregation of your entire streaming contract portfolio, and/or (E) based upon some other level of aggregation. If applicable, also explain if the extent to which individual contracts are aggregated is expected to change in connection with the expansion of your operations internationally and, if so, the nature of such change. In addition, to the extent that net realizable value is estimated at the individual contract level or a level of aggregation that does not include your entire streaming portfolio, tell us and disclose how the net realizable value and cash inflows attributable to such contracts are estimated - particularly, as your revenue stream is based upon customers' purchase of access to your streaming services, rather than access to particular contracts. Lastly, tell us the basis for your accounting treatment and/or the accounting literature that you believe supports such treatment. Please provide your proposed expanded disclosure as part of your response.

We respectfully advise the Staff that in accordance with ASC topic 920 Entertainment - Broadcasters, subtopic 350-35-3, if management's expectation of the usefulness of the streaming content library is revised downward, it may be necessary to write down the unamortized cost of the streaming content library to net realizable value. We offer a subscription service under which subscribers pay for unlimited access to the streaming content available within a given geographic region and not for access to a particular title or contract. Hence, revenues are not attributed at the title or contract level. Streaming content rights are generally specific to a geographic region and accordingly our international expansion will require us to obtain additional streaming content licenses to support new markets. Therefore, in aggregate for a geographic region level, if unamortized costs exceed the expected revenues over the remaining licensing period of the streaming rights, there is an indication that the expectation of the usefulness of the streaming rights for that region is revised downward. As a consequence, management would estimate the net realizable value in aggregate for the geographic region. No material write down was recorded in any of the periods presented.

In future filings, the Company will provide disclosure as follows:

“The Company amortizes the content library on a straight-line basis over each title's contractual window of availability, which typically ranges from six months to five years. The streaming content library is reviewed for impairment when an event or change in circumstances indicates a change in the expected usefulness of the content. An impairment would be recorded as necessary to adjust the streaming content library to the lower of unamortized cost or estimated net realizable value which is determined on an aggregate geographic region level. No material write down from unamortized cost to a lower net realizable value was recorded in any of the periods presented.”

20.
We note that certain of your streaming contracts are not reported on the balance sheet because the streaming license fee is not known or reasonably determinable for a specific title or the title does not meet the criteria for asset recognition (e.g., because the underlying license agreement does not specify the number of titles, the license fee per title, or the windows of availability per title). Please tell us and disclose whether these contracts that do not qualify for balance sheet reporting are evaluated to determine whether known associated costs, if any, are recoverable and/or whether the contracts are in a loss position. If so, explain how recoverability is evaluated - including, whether the contracts are evaluated on an individual basis, aggregated with other streaming contracts that do not qualify for balance sheet recognition, or are aggregated with contracts that are reported on your balance sheet for purposes of measuring the recoverability of your entire streaming portfolio. In addition, tell us and disclose how revenues are attributed to specific contracts or a subset of your entire portfolio contract for purposes of evaluating the recoverability of contract costs, if applicable. Please cite any accounting literature that you believe supports your accounting treatment as part of your response. Please also provide your proposed expanded disclosure as part of your response.

We respectfully advise the Staff that as noted in the response to comment #19 above, we assess recoverability of our streaming content arrangements based upon the aggregation of streaming content licenses (both those that are recorded in the streaming content library and those that do not meet the criteria for asset recognition) at the geographic region level. Accordingly, we do not assess recoverability of our streaming content arrangements at the individual contract level nor at a level of aggregation dependent upon asset recognition.

21.
We note that you amortize purchased DVDs using an accelerated method and amortize streaming content library on a straight-line basis over each title's contractual window of availability. Please tell us the basis for each amortization method, including the factors considered, the reason for using differing methods, and why each method is appropriate.

We respectfully advise the Staff that we consider our direct purchase DVD library to be a productive asset and accordingly apply the guidance in ASC topic 360 Plant Property and Equipment section 10- 35-4 which requires that “the cost of a productive facility … be spread over the expected useful life of the facility in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility… in a systematic and rational manner.” Under this guidance we amortize our DVD library on a “sum of the months” accelerated basis over its estimated useful life of one year and three years, respectively for new release DVDs and back catalog DVDs. Both the accelerated basis of amortization and estimated useful lives of the DVDs are based on historical utilization patterns which are analyzed on a regular basis to ensure a continued high correlation between actual utilization and the amortization policy.
We account for our streaming content library as an intangible asset in accordance with ASC topic 920 Entertainment - Broadcasters subtopic 350- 35-1 which requires that “the capitalized costs of license agreements for program material shall be amortized based on the estimated number of future showings, except that licenses providing for unlimited showings … may be amortized over the period of the agreement because the estimated number of future showings may not be determinable.” This guidance further states that “if the first showing is more valuable to a station than reruns, an accelerated method of amortization shall be used. However, the straight-line amortization method may be used if each showing is expected to generate similar revenues.”
We offer a subscription service under which subscribers pay for unlimited access to the streaming content available within a given geographic region and not for access to a particular title or contract. Hence, revenues are not attributed at the title or contract level. We note that total viewing hours have increased over time. Hence, the first showing is not more valuable. Accordingly, we amortize streaming content library on a straight-line basis over each title's contractual window of availability in accordance with ASC topic 920.

Financial Statements

Notes to Consolidated Financial Statements

Note 10. Segment Information, page 71

22.
Please explain to us, as well as disclose at an appropriate level of detail, the basis used to attribute cost of subscription revenues and fulfillment expenses, both of which are included within cost of revenues and marketing expenses, to each segment presented for purposes of arriving at each segment's contribution profit (loss). In this regard, explain and disclose this information for both the segment presentation reported prior to and subsequent to the fourth quarter of fiscal year 2011. Your explanation and disclosure should address each material component within these expenses. For example, please address (i) the amortization of content, other expenses related to the acquisition and licensing of content, content delivery costs related to providing streaming content, costs attributable to the shipping of DVDs to subscribers and revenue sharing, as each of these costs relates to the “cost of subscription revenue,” (ii) costs related to trial periods, which are reported as marketing expense, and (iii) expenses incurred in content processing, including operating and staffing of shipping centers as well as receiving, encoding, inspecting and warehousing content library, operating and staffing customer service centers and credit card fees, as each of these costs relate to “fulfillment expenses.”

We respectfully advise the Staff that the Company's chief operating decision maker reviews revenue and contribution profit (loss) in assessing the performance of operating segments for the purposes of allocating resources. Contribution profit (loss) is defined as revenues less cost of revenues and marketing expenses. Revenues and the related credit card fees are attributed to the operating segment based on the nature of the underlying subscription (DVD or streaming) and the geographic region from which the subscription originates. Costs of revenues, including the amortization of our streaming content library and other content acquisition costs such as DVD amortization and revenue sharing expense, shipping and packaging of DVDs, streaming content delivery, encoding of streaming content, and costs incurred in our DVD shipping centers (including operating and staffing for receiving inspecting and warehousing of content library) are primarily attributed to the operating segment based on the amounts directly incurred by the segment to obtain content and deliver it to the specific region. Certain allocations of corporate costs related to customer service are included in the total cost of revenues within each operating segment. Marketing is primarily comprised of advertising expenses which are generally included in the segment in which the expenditures are directly incurred. Marketing also includes an allocation of the cost of revenues incurred by that segment related to free trials.

In future filings, we will disclose the aforementioned basis used to attribute cost of subscription, fulfillment, and marketing expense to each segment presented.

23.
We note your statement that the “Company does not identify or allocate its assets by reportable segment.” In this regard, please explain to us why assets used by the DVD segment, such as DVD content, are not identified and reported as assets specific to that segment. Similarly, given that your domestic streaming operations and international streaming operations reflect separately reportable segments, tell us whether any of your streaming content contracts are specifically assigned to one of these reportable segments. If so, tell us the basis upon which streaming contracts are assigned or allocated to the respective segments. Alternatively, if you conclude that none of your streaming contracts have been specifically assigned to either the Domestic Streaming segment or the International Streaming segment, please explain to us (A) how costs are managed for the respective segments and (B) how your company's chief operating decision maker assesses the specific performance of each of these segments and/or allocates resources to each of these segments. In this regard, it would appear that the most significant costs recognized by the Domestic Streaming and International Streaming segments, as well as a significant portion of the resource use/consumption by each of the segments, may relate directly to streaming contracts and the associated obligations.

The Company presents its segment information in accordance with the guidance in ASC topic 280 Segments subtopic 10-50-22 which requires that “A public entity shall report a measure of profit or loss and total assets for each reportable segment.” Subtopic 10-50-27 further states that “only those assets that are included in the measure of the segment's assets that is used by the chief operating decision maker shall be reported for that segment.” The Company's chief operating decision maker reviews revenue and contribution profit for each of our operating segments in assessing performance and allocating resources. The Company's chief operating decision maker, however, does not review any measure of segment assets nor does he consider total assets, content library, or any other measure of financial position in the assessment of performance or allocation of resources. Management does not believe that content library assets are representative of an operating segment's current or future performance because such assets represent only a portion of the total content acquisition expenses that any given segment will incur.

The statement that “the Company does not identify or allocate its assets by reportable segment” was intended to reflect that because segment assets are not separately identified or allocated for the purposes of the chief operating decision maker's review, they are not reportable. The Company respectfully directs the Staff to the revised disclosure made in Form 10-Q filed for the period ended March 31, 2012, which states “The Company's chief operating decision maker does not review an allocation of assets by reportable segment.”

24.
In connection with the preceding comment, please describe for us, in detail, how the expansion of your operations internationally is expected to impact your consolidated content-related assets, the “cost of revenues” incurred by your Domestic Streaming and International Streaming segments, respectively, and the performance of each of those segments - including, their respective contribution profit/(loss). Your response should include a discussion of qualitative information, such as (A) whether you expect to stream unique (e.g., geographic-

specific) programming to your various international markets due to differences in content preferences, (B) whether you expect to enter separate contracts for content that will be streamed internationally, (C) whether your current contracts permit the streaming of content internationally, and (D) the proportion/percentage of current contracts that are expected to provide useful content for purposes of your expansion, as applicable. In this regard, please also consider whether it would be appropriate to discuss similar information in the “Segment Information” footnote to your financial statements, the “Overview” section of MD&A, and/or the “Business” section of your Form 10-K.

The expansion of our global streaming operations is expected to result in continued significant investments in streaming content licenses. Streaming content rights are generally specific to a geographic region and accordingly our international expansion will require us to obtain additional streaming content licenses to support new markets. However, this streaming content may or may not meet the criteria for asset recognition treatment under the provisions of ASC 920 Entertainment - Broadcasters and therefore although we expect our streaming content libraries to grow both in our Domestic streaming and International streaming segments, we do not consider the growth of the assets to be representative of the impact that our streaming content investments will have on segment contribution profit (loss) or on our consolidated results of operations.

In future filings, we will include information relating to the geographic nature of our streaming content licenses in the Segment overview within MD&A. We respectfully refer the Staff to our intended revised disclosure presented in comment #7 above.

*      *      *

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (dwells@netflix.com) or telephone (408) 540 3769. You may also fax any additional correspondence to the following number (408) 384 5170.

Sincerely,

By	/s/ David Wells
David Wells
Chief Financial Officer, Netflix Inc.

Cc:	David Hyman (Netflix Inc.) J.C. Berger (Netflix Inc.)